UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

Oncocyte Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

68235C107
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 142 West 57th Street, 11th Floor New York, New York 10019 (212) 508-5735
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	68235C107

1.	NAME OF REPORTING PERSONS

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,774,964

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

23,774,964

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

23,774,964

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	68235C107

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,774,964

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

23,774,964

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

23,774,964

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	68235C107

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,145

8.	SHARED VOTING POWER

23,771,033

9.	SOLE DISPOSITIVE POWER

3,145

10.	SHARED DISPOSITIVE POWER		[_]

23,771,033

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

23,774,178

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	68235C107

Item 1.	Security and Issuer.

The name of the issuer is Oncocyte Corporation, a California corporation (the “Issuer”). The address of the Issuer’s principal executive office is 15 Cushing, Irvine, California 92618. This Amendment No. 8 to Schedule 13D relates to the Issuer’s Common Stock, no par value (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	The persons filing this statement are: (i) Broadwood Partners, L.P., a Delaware limited partnership (“Broadwood Partners”); (ii) Broadwood Capital, Inc., a New York corporation (“Broadwood Capital”); and (iii) Neal C. Bradsher, a United States citizen (“Mr. Bradsher”, and collectively with Broadwood Partners and Broadwood Capital, the “Reporting Persons”).

	(b), (c)	Broadwood Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Neal Bradsher is the President of Broadwood Capital. The principal business address of the Reporting Persons is: c/o Broadwood Capital, Inc., 142 West 57th Street, 11th Floor, New York, New York 10019.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 23,774,964 Shares beneficially owned by Broadwood Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 23,774,964 Shares beneficially owned by Broadwood Capital came from the working capital of Broadwood Partners, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 23,774,178 Shares beneficially owned by Mr. Bradsher came from his personal funds and the working capital of Broadwood Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares for investment and are filing this Schedule 13D/A to report that, on April 13, 2022, Broadwood Partners entered into a Securities Purchase Agreement with the Issuer (the “Purchase Agreement”) pursuant to which Broadwood Partners acquired 5,882.35 shares of Series A Convertible Preferred Stock (the “Series A Shares”) from the Issuer in its registered direct offering for a total purchase price of $5,000,000, or $850 per Series A Share. The Series A Shares are currently convertible into 3,884,675 Shares at the conversion price of $1.53 per Share, subject to a blocker provision that prevents Broadwood Partners from converting the Series A Shares if it would be more than a 19.99% beneficial owner of the Shares following such conversion. The Issuer has agreed to use its reasonable best efforts to obtain shareholder approval for the 19.99% blocker provision to be waived with respect to the Reporting Persons, so that the Reporting Persons may increase their beneficial ownership of the Shares above 19.99%. On April 8, 2024 or the earlier occurrence of certain events or transactions specified in the Purchase Agreement, the Issuer will mandatorily redeem all of the Series A Shares for a cash payment calculated in accordance with the terms of the Purchase Agreement.

The foregoing was a summary of certain material terms of the Purchase Agreement and the Series A Shares. The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the: (i) Form of Securities Purchase Agreement; and (ii) Form of Certificate of Determination of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, which have been filed as Exhibits B and C, respectively, and are incorporated herein by reference.

Further, on April 14, 2022, Broadwood Partners participated in the Issuer’s underwritten public offering pursuant to which it acquired: (i) 6,003,752 Shares; and (ii) 6,003,752 warrants (the “Warrants”) to purchase up to 3,001,876 Shares at an exercise price of $1.53 per Share. The Warrants (i) are currently exercisable, subject to a blocker provision that prevents Broadwood Partners from exercising the Warrants if it would be more than a 19.99% beneficial owner of the Shares following such exercise, and (ii) expire on April 19, 2027. The Issuer has agreed to use its reasonable best efforts to obtain shareholder approval for the 19.99% blocker provision to be waived with respect to the Reporting Persons, so that the Reporting Persons may increase their beneficial ownership of the Shares above 19.99%. The aggregate purchase price paid for the Shares and the Warrants was $7,999,999.54.

The foregoing was a summary of certain material terms of the Warrants. The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the form of the Warrants, which is anticipated to be set forth as an exhibit to a Form 8-K that will be filed with the SEC by the Issuer after the date of this Schedule 13D/A and is incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have been, and may continue to be, in contact with members of the Issuer’s management, the board of directors of the Issuer (the “Board of Directors”), other significant shareholders and others regarding alternatives that the Issuer could employ to maximize the creation of shareholder value over time.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to shareholders, the Board of Directors and/or the management of the Issuer.

Item 5.	Interest in Securities of the Issuer.

	(a) – (d)	As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 23,774,964 Shares, constituting 19.99% of the Shares, based upon 118,934,288 Shares outstanding as of the date hereof, as adjusted to include certain Warrants and Series A Shares beneficially owned by Broadwood Partners. Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 23,774,964 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 23,774,964 Shares.

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 23,774,964 Shares, constituting 19.99% of the Shares, based upon 118,934,288 Shares outstanding as of the date hereof, as adjusted to include certain Warrants and Series A Shares beneficially owned by Broadwood Capital. Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 23,774,964 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 23,774,964 Shares.

As of the date hereof, Mr. Bradsher may be deemed to be the beneficial owner of 23,774,178 Shares, constituting 19.99% of the Shares, based upon 118,930,357 Shares outstanding as of the date hereof, as adjusted to include certain Warrants and Series A Shares beneficially owned by Mr. Bradsher. Mr. Bradsher has the sole power to vote or direct the vote of 3,145 Shares and the shared power to vote or direct the vote of 23,771,033 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 3,145 Shares and the shared power to dispose or direct the disposition 23,771,033 Shares.

Other than the Shares, the Warrants and the Series A Shares acquired by the Reporting Persons as described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein and/or in a previous Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

	Exhibit A:	Joint Filing Agreement

	Exhibit B:	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on April 13, 2022)

Exhibit C:

Form of Certificate of Determination of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC by the Issuer on April 13, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2022	Broadwood Partners, L.P.*
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.*

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher*

* This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 8 to Schedule 13D, dated April 15, 2022, relating to the Common Stock, no par value, of Oncocyte Corporation shall be filed on behalf of the undersigned.

Dated: April 15, 2022	Broadwood Partners, L.P.
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher